

Matt Miller · 2nd

CEO/Founder at Miller Media & audiobridge

Walnut Creek, California · 500+ connections · **Contact info**



audiobridge

American University

Experience



Chief Executive Officer

audiobridge

Apr 2016 – Present · 4 yrs 4 mos
Oakland, California, United States

audiobridge is the next revolution in making music. Working towards a full studio recording experience in your pocket.

Our app is live on iOS.

 **audiobridge**

Chief Executive Officer

Miller Media

Jun 2011 – Present · 9 yrs 2 mos
San Francisco Bay Area

CEO at Miller Media LLC.

Miller Media is a full-service web design and programming company. We provide full website builds from start to finish as well as database and applications builds leveraging API ...**see mor**



Social Media Manager / Graphic Designer

Miller's

Jul 2011 – Jan 2013 · 1 yr 7 mos

Norfolk, Virginia Area

Design posters and other various promotional tools for Miller's Neighborhood Markets (30 locations; gas station/convenience stores).

Create, design and promote the main corporate Facebook page ...see mor

Performing Musician / Music Manager

Graydon

2003 – 2012 · 9 yrs

United States

Lead singer, guitarist and manager for Los Angeles-based group Graydon. Produced, performed and wrote on every song of their debut album.

Previous to fronting Graydon, Matt worked with Grammy-winning producer Jack Do ...see mor

Production Assistant

Profiles TV

Mar 2007 – Apr 2007 · 2 mos

El Segundo, CA

Production Assistant to the Reality Competition Show "Oprah's Big Give" co-produced by Profiles TV and Harpo Productions. It was created by Oprah Winfrey and ran for one season.

Show 1 more experience

Education



American University

B.A., History

2001 – 2005

Activities and Societies: Sigma Chi, Alpha Lambda Delta Honor Society, National Society of Collegiate Scholars, WVAU Radio

John Cabot University of Rome

N/A, History

2003 – 2003

Study abroad semester in Rome, Italy.

Volunteer Experience



Relay For Life Pleasant Hill - Team Ambassador
American Cancer Society

Jan 2015 – May 2015 • 5 mos

Health

Team Ambassador for the Relay for Life in Pleasant Hill, CA



Board Member
Miller's Foundation

Oct 2017 – Present • 2 yrs 10 mos



Mentor
Zoo Labs

Nov 2019 – Present • 9 mos

Arts and Culture



